Fulbright & Jaworski l.l.p.
A Registered Limited Liability Partnership
Fulbright Tower
1301 McKinney, Suite 5100
Houston, Texas 77010-3095
www.fulbright.com

bfenske@fulbright.com direct dial: (713) 651-5557	telephone: (713) 651-5151 facsimile: (713) 651-5246

January 21, 2009

BY EDGAR AND OVERNIGHT COURIER

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 4561
Washington, D.C. 20549
Attention: Donna Levy

  Re:
  Rosetta Stone Inc.
  Amendment No. 1 to Form S-1
  Filed November 5, 2008
   File No. 333-153632

Ladies and Gentlemen:

            On November 5, 2008, Rosetta Stone Inc. (the "Registrant") filed Amendment No. 1 ("Amendment No. 1") to its Registration Statement on Form S-1 (the "Form S-1") relating to the initial public offering of shares of its common stock. By letter dated November 25, 2008, the Registrant has received the comments of the staff of the Division of Corporation Finance (the "Staff") relating to Amendment No. 1 (the "Comment Letter").

            In response to the Comment Letter, the Registrant has filed Amendment No. 2 to the Form S-1 ("Amendment No. 2"). The following numbered paragraphs repeat the comments in the Comment Letter for your convenience, followed by the Registrant's responses to those comments.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates

Stock-Based Compensation, page 46

1.
We note the revisions made to your disclosure in response to prior comment number 8 and we believe that you should revise your disclosures to describe the methodologies and assumptions used in more detail. You should ensure that your disclosures include quantitative information regarding the significant assumptions used for each of the valuation periods, including, but not limited to, growth rates, discount rates, market multiples, and any weighting of outcomes or valuation methods. You should also revise to:

•
Discuss the comparative transactions and companies used and explain why the Company believed these transactions and companies were comparable;

Austin • Beijing • Dallas • Denver • Dubai • Hong Kong • Houston • London • Los Angeles • Minneapolis

Munich • New York • Riyadh • San Antonio • St. Louis • Washington DC

  •
  Describe, in detail, the assumptions used under both the option-pricing and probability expected return methods and the reasons for [the] any changes in assumptions from August 31, 2007 to the present.

            Response:    The Registrant has revised the disclosure on pages 48 through 53 of Amendment No. 2 under the header "Valuation Methodology" in response to the Staff's comment.

2.
Please tell us more about the factors that led to the significant increase in the underlying fair value between the May 2007 and August 2007 valuations. In this regard, we note that although your EBITDA multiple increased significantly, your trailing twelve month revenue and EBITDA and forecasted revenue and EBITDA all decreased.

            Response:    The Registrant has revised the disclosure on pages 48 through 53 of Amendment No. 2 under the header "Valuation Methodology" in response to the Staff's comment.

3.
We note your response to prior comment number 11. Please note that we may have further comment once you determine your proposed IPO price or become aware of the estimated price range.

            Response:    The Registrant notes your comment.

Comparison of the Nine Months Ended September 30, 2008 and the Nine Months Ended September 30, 2007

Revenue, page 56

4.
We note your response to our prior comment 14 of our letter dated October 21, 2008 and we believe that further quantification is warranted. Item 303(a)(3)(iii) of Regulation S-K requires a narrative discussion of the extent to which increases in revenue are attributable to increases in prices, volume or the introduction of new products or services. We note that you have not disclosed the dollar amount of the increase in revenue attributed to the increase in unit sales and the increase in average selling price, or the actual number of units sold and the average selling price in the period compared to the corresponding prior period. Please revise your discussion of revenue, here and throughout your MD&A, to disclose the dollar amount of the increase in revenue attributed to the increase in unit sales and the increase in average selling price. Tell us how you considered disclosing the actual number of units sold and the average selling price in the period compared to the corresponding prior period. Refer to Section III.D of SEC Release No. 33-6835.

            Response:    Please see the Registrant's revised disclosure on pages 59 and 62 of Amendment No. 2 to include the dollar value of revenue attributed to the increase in unit sales and average selling price. Based on the guidance provided in SEC Release No. 33-6835 Section III.D, the Registrant believes that change in revenue is concisely and comprehensively explained in the revised disclosure. The Registrant believes its disclosure is similar to the example provided in SEC Release No. 33-6835.

5.
We note your response to comment 15 of our letter dated October 21, 2008. Please clarify that upon introduction of new products, the sales of new products effectively replace previous products.

            Response:    The Registrant has added language to pages 59 and 62 of Amendment No. 2 to clarify that when the Registrant introduces a new version of a given language, the new version replaces sales of the previous version of that language.

Liquidity and Capital Resources

Cash Flow Analysis, page 68

6.
We note the revisions made in response to prior comment number 18 and we continue to believe that more expanded disclosure is warranted. For example, your disclosures indicate that in 2006 your operating cash flow was impacted by a "$8.5 million reduction in working capital" however you provide no discussion of why these changes occurred and how they impacted operating cash flow. Please revise your disclosures throughout this section to include a more detailed discussion of the underlying reasons for changes in working capital items that affect operating cash flows. See Section IV.B.1 of SEC Release 33-8350.

            Response:    The Registrant has added disclosure on page 72 of Amendment No. 2 to reflect that the reduction in working capital was primarily the result of a $5.2 million increase in accounts receivable due to greater sales and a $2.6 million increase in prepaid expenses and other current assets as a result of the expansion of its business.

Executive Compensation

Determining the Amount of Each Element of Compensation

Overview, page 96

7.
In response to comment 22 of our letter dated October 21, 2008, you state that as a private company you have not tied the compensation of your executive officers to the compensation of any particular peer group. However, you then provide a list of peer group companies and say that the peer group was utilized by the compensation committee for comparative purposes in determining 2007 compensation. Expand your discussion to explain more fully how the comparative group was used by the committee, and more particularly what the committee concluded concerning whether and how its compensation is "competitive with similarly sized companies in related industries."

  Please also tell us whether you used any compensation consultants in assisting you in determining the compensation to pay to your NEOs. We note your statement that you commissioned third party compensation studies to help provide a guide as to whether your compensation is competitive.

            Response:    The Registrant has revised the disclosure on pages 99 and 100 of Amendment No. 2 to the Registrant's 2008 compensation and to respond the Staff's comments in the context of its 2008 compensation disclosure.

Variable Pay, page 97

8.
In response to comment 25 of our letter dated October 21, 2008, you provided a general explanation of the awards made to your NEOs. Please provide an analysis of how you arrived at, and why you paid, or did not pay, the compensation for each NEO for fiscal year 2007. You should describe the specific accomplishments of each NEO that resulted in the award to enable shareholders to better understand the nature of their accomplishments and how they benefited the company.

            Response:    The Registrant notes the Staff's comment. Although the Registrant has updated the compensation information to reflect 2008 compensation rather than 2007 compensation, bonus awards for the 2008 fiscal year have not yet been determined by the Registrant. The Registrant will include an analysis of how it arrived at, and why it paid, or did not pay, the compensation for each NEO for 2008 once those awards are determined.

Allocation of Equity Compensation Awards, page 99

9.
We note your response to comment 27 of our letter dated October 21, 2008, and your representation that in a future amendment you will explain the business purpose of the 2008 awards to NEOs and how they are consistent with your goals and policies. We will evaluate that response when it is provided and may have further comments.

            Response:    The Registrant notes the Staff's comment.

Description of Capital Stock

Certificate of Incorporation and Bylaws

Special Stockholder Meetings, page 118

10.
We note your statement that only the chairperson of the Board or a majority of the authorized number of your directors may call a special meeting of the stockholders. However, section 1.2 of your second amended and restated bylaws allows only a majority of the Board to call a special meeting. Please advise.

            Response:    The Registrant has amended the language on page 121 of Amendment No. 2 to provide that only a majority of the entire number of the Registrant's directors may call special meetings of stockholders as provided in the second amended and restated bylaws.

Financial Statements

Note 10. Stock-Based Compensation, page F-27

11.
We note the table you added in response to prior comment number 38. It appears that the column labeled "Aggregate Intrinsic Value Per Share at Grant Date" does not represent per share amounts. Rather, it represents the total intrinsic value for all options granted that day. Please revise accordingly.

            Response:    The Registrant has revised the data in the applicable column on page F-27 of Amendment No. 2 to represent per share amounts.

*–*–*–*–*–*

            If any member of the Staff has any questions concerning these matters or needs additional information or clarification, he or she should contact the undersigned at (713) 651-5557.

Very truly yours,
/s/ Brian Fenske
Brian Fenske
cc:
Marc Thomas (Securities and Exchange Commission)
Christine Davis (Securities and Exchange Commission)
Barbara C. Jacobs (Securities and Exchange Commission)
Michael Wu (Rosetta Stone Inc.)
Brent Siler (Cooley Godward Kronish LLP)